SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
to
SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

INTER-ATLANTIC FINANCIAL, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

45890H100

(CUSIP Number)

Kenneth J. Abdalla
15332 Antioch Street #528
Pacific Palisades, CA 90272

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.45890H100

1	NAME OF REPORTING PERSON MALIBU PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,210,480 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,210,480 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.45890H100

1	NAME OF REPORTING PERSON KENNETH J. ABDALLA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,210,480 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,210,480 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.0001 per share (“Common Stock”) of Inter-Atlantic Financial, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 400 Madison Avenue New York, 10017. The 1,210,480 shares of Common Stock that is the subject of this Schedule 13D/A is owned directly by Malibu Partners LLC. Kenneth J. Abdalla is the managing member of Malibu Partners LLC and has voting and dispositive power with respect to such shares.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Malibu Partners LLC; and

(2)	Kenneth J. Abdalla;

(b)   The address of the above persons is:
15332 Antioch Street #528
Pacific Palisades, CA 90272

(c)	The principal occupation and business of Mr. Abdalla and Malibu Partners LLC is investing in securities.

(d)	Mr. Abdalla and Malibu Partners LLC have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)
Mr. Abdalla and Malibu Partners LLC have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Abdalla is an American citizen and Malibu Partners LLC is a limited liability company organized in the state of California.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Abdalla and Malibu Partners LLC used their personal funds to purchase the securities.

Item 4.	Purpose of Transaction

Mr. Abdalla and Malibu Partners LLC acquired the shares for personal investment purposes. Mr. Abdalla and Malibu Partners may acquire additional shares of Inter-Atlantic Financial, Inc. to the extent he believes such acquisition(s) are in line with his investment goal. Also, Mr. Abdalla intends to introduce suitable merger partners to Inter-Atlantic Financial, Inc.

Item 5.	Interest in Securities of the Issuer

(a), (b) Mr. Abdalla and Malibu Partners LLC are the beneficial owners of 1,210,480 shares of common stock in Inter-Atlantic Financial, Inc., representing approximately 11.2% of outstanding shares. Mr. Abdalla and Malibu Partners LLC have voting and dispositive power with respect to all 1,210,480 shares.

(c) During the past 60 days, Mr. Abdalla and Malibu Partners LLC effected transactions in the shares of common stock of Inter-Atlantic Financial, Inc. as set forth below. All such transactions were made on the American Stock Exchange.

Date	Quantity	Price	Transaction

July 8, 2008	50,100	$7.55	Purchase
July 14, 2008	5,200	$7.55	Purchase
July 15, 2008	150,000	$7.55	Purchase
August 8, 2008	10,000	$7.56	Purchase
August 21, 2008	6,000	$7.57	Purchase
August 25, 2008	1,500	$7.58	Purchase
August 28, 2008	1,900	$7.58	Purchase
September 3, 2008	547,280	$7.60	Purchase

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 4th day of September, 2008.

By:   ____/s/Kenneth J. Abdalla ________________
Name: Kenneth J. Abdalla, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 4th day of September, 2008.

MALIBU PARTNERS LLC

By:   _____/s/Kenneth J, Abdalla ______________
Name: Kenneth J. Abdalla
Title: Managing Member